MANAGEMENT’S RESPONSIBILITY

Management’s Report on Financial Statements and Assessment of Internal Control Over Financial Reporting

Catalyst Paper Corporation’s management is responsible for the preparation, integrity and fair presentation of the accompanying consolidated financial statements and other information contained in this Annual Report.  The consolidated financial statements and related notes were prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, except note 28 which sets out the significant measurement differences had these statements been prepared in accordance with U.S. GAAP, and reflect management’s best judgments and estimates.  Financial information provided elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

Management is responsible for designing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for reporting purposes.  Internal control over financial reporting include those processes and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements and footnote disclosures;
•	provide reasonable assurance that receipts and expenditures of the Company are appropriately authorized by the Company’s management and directors; and
•
provide reasonable assurance regarding the prevention or timely detection of an unauthorized use, acquisition or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in condition, or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. Management based this assessment on the criteria for internal control over financial reporting described in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting.  Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on this assessment, management determined that, as of December 31, 2007, the Company’s internal control over financial reporting was effective.

The Company’s independent auditor which audited and reported on the Company’s consolidated financial statements has  also issued an auditors’ report on the Company’s internal control over financial reporting.

The Board of Directors is responsible for satisfying itself that management fulfills its responsibilities for financial reporting and internal control.  The Audit Committee, which is comprised of three non-management members of the Board of Directors, provides oversight to the financial reporting process.  The Audit Committee meets periodically with management, the internal auditors and the external auditors to review the consolidated financial statements, the adequacy of financial reporting, accounting systems and controls and internal and external auditing functions.

The consolidated financial statements have been reviewed by the Audit Committee, which has recommended their approval by the Board of Directors.  These consolidated financial statements have been audited by KPMG LLP, the independent auditors, whose report follows.

Richard Garneau	David Smales
President and	Vice-President, Finance
Chief Executive Officer	and Chief Financial Officer

Vancouver, Canada
February 5, 2008

AUDITORS’ REPORT ON FINANCIAL STATEMENTS

To the Shareholders of Catalyst Paper Corporation

We have audited the consolidated balance sheets of Catalyst Paper Corporation ("the Company") as at December 31, 2007 and 2006 and the consolidated statements of earnings and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended December 31, 2007 and 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

"KPMG LLP"
Chartered Accountants
Vancouver, Canada

February 5, 2008, except as to note 29
which is as of February 11, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AUDITORS’ REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

To the Shareholders and Board of Directors of Catalyst Paper Corporation

We have audited Catalyst Paper Corporation ("the Company")’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Financial Statements and Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the years ended December 31, 2007 and 2006, we also have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 5, 2008, except as to note 29 which is as of February 11, 2008, expressed an unqualified opinion on those consolidated financial statements.

"KPMG LLP"
Chartered Accountants
Vancouver, Canada

February 5, 2008

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(In millions of dollars, except where otherwise stated)

	Years ended December 31,
	2007	2006	2005
Sales	$1,714.6	$1,882.5	$1,823.9
Operating expenses
Cost of sales	1,574.6	1,609.3	1,604.3
Selling, general and administrative	48.3	62.2	57.7
Restructuring and change-of-control (note 5)	64.7	–	6.7
Amortization (note 13)	176.4	207.1	180.3
	1,864.0	1,878.6	1,849.0
Operating earnings (loss)	(149.4)	3.9	(25.1)
Interest expense, net (note 6)	(70.7)	(73.8)	(75.7)
Foreign exchange gain (loss) on long-term debt	103.9	(0.3)	24.7
Other income (expense), net (note 7)	(15.3)	1.8	4.5
Earnings (loss) before income taxes and non-controlling interest	(131.5)	(68.4)	(71.6)
Income tax recovery (note 8)	(100.0)	(54.0)	(46.6)
Net earnings (loss) before non-controlling interest	(31.5)	(14.4)	(25.0)
Non-controlling interest (note 4)	(0.1)	(1.5)	(0.6)
Net earnings (loss)	$(31.6)	$(15.9)	$(25.6)
Other comprehensive income (note 2 (c))	14.3	–	–
Comprehensive income (loss)	$(17.3)	$(15.9)	$(25.6)
Basic and diluted earnings (loss) per share (note 9) (in dollars)	$(0.15)	$(0.07)	$(0.12)
Weighted average common shares outstanding (in millions)	214.7	214.6	214.6

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In millions of dollars)

	As at December 31,
	2007	2006
Assets Current assets
Cash and cash equivalents	$–	$35.5
Accounts receivable (note 10)	213.1	277.9
Inventories (note 11)	235.7	245.0
Prepaids and other (note 12)	40.7	15.4
	489.5	573.8
Property, plant and equipment (note 13)	1,912.8	2,023.1
Other assets (note 14)	51.1	40.8
	$2,453.4	$2,637.7
Liabilities Current liabilities
Accounts payable and accrued liabilities (note 15)	$268.2	$291.5
Current portion of long-term debt	1.2	1.8
	269.4	293.3
Long-term debt (note 16)	784.6	858.7
Employee future benefits (note 17)	211.7	187.2
Other long-term obligations (note 18)	26.9	23.3
Future income taxes (note 8)	150.5	243.9
Deferred credits (note 19)	21.7	25.5
	1,464.8	1,631.9
Shareholders’ equity
Share capital (note 20)	913.9	913.6
Contributed surplus	12.1	9.3
Retained earnings	49.0	82.9
Accumulated other comprehensive income (note 2 (c))	13.6	–
	988.6	1,005.8
	$2,453.4	$2,637.7

Commitments, guarantees and indemnities and contingent liabilities (notes 24, 25 and 26)

Subsequent event (note 29)

The accompanying notes are an integral part of the consolidated financial statements.

ON BEHALF OF THE BOARD:

Richard Garneau	Thomas S. Chambers
Director	Director

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In millions of dollars, except where otherwise stated)

	Years Ended December 31,
	2007	2006	2005
Share capital (note 20)	#	#	#
Shares outstanding, beginning of year	214,604,120	214,604,120	214,604,120
Issued under stock option plan	80,009	–	–
Shares outstanding, end of year	214,684,129	214,604,120	214,604,120
Balance, beginning of year	$913.6	$913.6	$913.6
Stock options exercised	0.3	–	–
Balance, end of year	913.9	913.6	913.6
Contributed surplus
Balance, beginning of year	9.3	7.3	4.8
Stock option compensation expense	3.2	2.0	2.5
Stock options exercised	(0.4)	–	–
Balance, end of year	12.1	9.3	7.3
Retained earnings
Balance, beginning of year	82.9	98.8	124.4
Adoption of new accounting standards for financial instruments (note 2 (c))	(2.3)	–	–
Net earnings (loss)	(31.6)	(15.9)	(25.6)
Balance, end of year	49.0	82.9	98.8
Accumulated other comprehensive income (loss) (note 2 (c))
Balance, beginning of year	–	–	–
Adoption of new accounting standards for financial instruments	(0.7)	–	–
Unrealized net gain on cash flow hedges on revenue, net of tax of $13.8 million	28.4	–	–
Reclassification of net gain on cash flow hedges on revenue included in net loss, net of tax of $7.3 million	(14.1)	–	–
Balance, end of year	13.6	–	–
Total shareholders’ equity	$988.6	$1,005.8	$1,019.7

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of dollars)

	Years ended December 31,
	2007	2006	2005
Cash flows provided (used) by:
Operations
Net earnings (loss)	$(31.6)	$(15.9)	$(25.6)
Items not requiring (providing) cash
Amortization	176.4	183.7	180.3
Impairment loss on property, plant and equipment (note 3)	–	23.4	–
Loss (gain) on disposal of property, plant and equipment (note 7)	13.6	(1.1)	1.6
Future income taxes (note 8)	(100.7)	(56.1)	(51.6)
Foreign exchange loss (gain) on long-term debt	(103.9)	0.3	(24.7)
Employee future benefits, excess of expense over funding	6.7	6.4	(0.2)
Increase (decrease) in other long-term obligations	7.5	0.9	(7.4)
Non-controlling interest	0.1	1.5	0.6
Other	(20.9)	(6.3)	(0.8)
	(52.8)	136.8	72.2
Changes in non-cash working capital
Accounts receivable	64.2	(35.5)	(9.1)
Inventories	9.2	0.7	12.4
Prepaids and other	(5.0)	(0.9)	(6.7)
Accounts payable and accrued liabilities	(18.3)	26.1	(8.1)
	50.1	(9.6)	(11.5)
Cash flows provided (used) by operations	(2.7)	127.2	60.7
Investing
Additions to property, plant and equipment	(85.8)	(93.2)	(95.2)
Proceeds from sale of property, plant and equipment	6.5	3.5	3.5
Purchase price adjustment (note 23)	–	4.3	–
Increase in other assets	(4.4)	(0.4)	(1.3)
Cash flows used by investing activities	(83.7)	(85.8)	(93.0)
Financing
Increase (decrease) in revolving loan and loan payable	47.0	(5.5)	6.4
Deferred financing costs	–	–	0.1
Increase (decrease) in other long-term debt	3.6	(0.4)	(0.2)
Issue of shares from exercise of stock options	0.3	–	–
Cash flows provided (used) by financing activities	50.9	(5.9)	6.3
Cash and cash equivalents, increase (decrease) in the year	(35.5)	35.5	(26.0)
Cash and cash equivalents, beginning of year	35.5	–	26.0
Cash and cash equivalents, end of year	$–	$35.5	$–
Supplemental disclosures:
Income taxes paid	$0.5	$2.7	$3.9
Net interest paid	67.8	71.5	75.3

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BUSINESS SEGMENTS
(In millions of dollars)

	Year ended December 31, 2007
	Specialty paper	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$919.6	$338.0	$457.0	$–	$1,714.6
Inter-segment sales	–	–	45.3	(45.3)	–
Restructuring and change-of-control (note 5)	42.2	12.9	9.6	–	64.7
Amortization	101.3	33.2	41.9	–	176.4
Operating earnings (loss)	(75.1)	(56.9)	(17.4)	–	(149.4)
Total assets	1,306.6	662.0	468.2	16.6	2,453.4
Additions to property, plant and equipment	42.8	32.4	10.6	–	85.8

	Year ended December 31, 2006
	Specialty paper	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$918.4	$529.8	$434.3	$–	$1,882.5
Inter-segment sales	–	–	47.2	(47.2)	–
Restructuring and change-of-control	–	–	–	–	–
Amortization	94.6	45.8	43.3	–	183.7
Impairment loss	0.5	19.1	3.8	–	23.4
Operating earnings (loss)	9.7	6.9	(12.7)	–	3.9
Total assets	1,355.3	737.8	529.5	15.1	2,637.7
Additions to property, plant and equipment	48.4	34.4	10.4	–	93.2

	Year ended December 31, 2005
	Specialty paper	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$900.5	$529.1	$394.3	$–	$1,823.9
Inter-segment sales	–	–	46.6	(46.6)	–
Restructuring and change-of-control	0.5	6.2	–	–	6.7
Amortization	91.0	45.8	43.5	–	180.3
Operating earnings (loss)	24.8	12.3	(62.2)	–	(25.1)
Total assets	1,379.1	738.1	560.2	18.5	2,695.9
Additions to property, plant and equipment	49.3	23.6	22.3	–	95.2

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED GEOGRAPHIC BUSINESS SEGMENTS
(In millions of dollars)

	2007
Sales by shipment destination:	Specialty paper	Newsprint	Pulp	Total
Canada	$121.0	$60.7	$14.5	$196.2
United States	712.2	145.7	47.0	904.9
Asia and Australasia	22.7	67.8	242.2	332.7
Latin America	59.9	61.6	36.7	158.2
Europe and Other	3.8	2.2	116.6	122.6
	$919.6	$338.0	$457.0	$1,714.6

	2006
Sales by shipment destination:	Specialty paper	Newsprint	Pulp	Total
Canada	$104.0	$88.7	$13.9	$206.6
United States	759.3	256.7	37.8	1,053.8
Asia and Australasia	15.6	106.0	201.0	322.6
Latin America	38.5	78.0	55.4	171.9
Europe and Other	1.0	0.4	126.2	127.6
	$918.4	$529.8	$434.3	$1,882.5

	2005
Sales by shipment destination:	Specialty paper	Newsprint	Pulp	Total
Canada	$91.7	$85.2	$19.8	$196.7
United States	743.6	269.3	37.5	1,050.4
Asia and Australasia	24.4	108.1	150.2	282.7
Latin America	39.9	66.1	41.9	147.9
Europe and Other	0.9	0.4	144.9	146.2
	$900.5	$529.1	$394.3	$1,823.9

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

1.	NATURE OF OPERATIONS

Catalyst Paper Corporation, together with its subsidiaries and partnerships (collectively, the “Company”) is a significant specialty groundwood paper and newsprint producer in North America.  The Company operates four manufacturing divisions, and one paper recycling division in British Columbia, Canada.  The Company operates in three business segments.

Specialty Paper – Manufacture and sale of groundwood specialty printing paper.
Newsprint – Manufacture and sale of newsprint.
Pulp – Manufacture and sale of long and short fibre pulp and containerboard.

The Company manages its business based on the products that it manufactures and sells to customers.  All manufacturing facilities are located in British Columbia.  Inter-segment sales consist of pulp transfers at cost.

The primary market for the Company’s paper products is North America.  The primary markets for the Company’s pulp products are Asia, Australasia, and Europe.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company are expressed in millions of Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).  These measurement differences are described in note 28 “Reconciliation of Canadian and United States generally accepted accounting principles”.

(a)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and, from their respective dates of acquisition of control or formation, its wholly owned subsidiaries and partnerships.  In addition, the consolidated financial statements include the accounts of the Company’s joint venture, Powell River Energy Inc. (“PREI”), a variable interest entity.  All inter-company transactions and amounts have been eliminated on consolidation.

(b)	Variable interest entities

Variable interest entities (“VIE”) are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties.  The Company consolidates the accounts of VIEs where it has been determined that the Company is the primary beneficiary, defined as the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity’s expected losses.

(c)	Changes in accounting policies

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Section 3855, “Financial Instruments – Recognition and Measurement”, Section 1530, “Comprehensive Income”, Section 3865, “Hedges”, Section 3861, “Financial Instruments – Disclosure and Presentation”, and Section 3251, “Equity”.  These new standards, which apply to fiscal years beginning on or after October 1, 2006, introduce new requirements for recognition, measurement and disclosure of financial instruments, when and how hedge accounting may be applied, establishes the concept of comprehensive income and rules for reporting it, and establishes rules for the presentation of equity and changes in equity.  Prior period financial statements are not revised for the adoption of these new standards.

The new pronouncements require an entity to account for its derivatives at fair value at each balance sheet date.  The effective portion of changes in the derivative fair values that qualify and are designated as cash flow hedges is deferred and recorded as a component of “Accumulated Other Comprehensive Income (Loss)” (“AOCI”), a component of shareholders’ equity, until the underlying transaction is recorded in earnings while the ineffective portion flows through net earnings.  Changes in the derivative fair values that qualify and are designated as fair value hedges flow through net earnings at the same time as the hedged item.  In addition, the new pronouncements also require entities to either expense deferred financing costs immediately or to net them against the carrying value of debt.  The Company opted to net its deferred financing costs against debt.

The adoption of these standards resulted in the Company recording on its balance sheet, at fair value, certain revenue and interest rate derivative financial instruments that were previously off balance sheet and the reclassification of its deferred financing costs against long-term debt.  This resulted in the following adjustments at January 1, 2007:

Assets
Prepaids and other	$(7.8)
Other assets	(12.0)
$(19.8)
Liabilities and shareholders’ equity
Accounts payable and accrued liabilities	$(0.2)
Long-term debt	(14.7)
Other long-term obligations	(0.2)
Future income taxes	(1.7)
Retained earnings	(2.3)
Accumulated other comprehensive income	(0.7)
$(19.8)

(d)	Use of estimates

The consolidated financial statements have been prepared in conformity with Canadian GAAP, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year.  On an ongoing basis, management reviews its estimates, including those related to inventory obsolescence, estimated useful lives of assets, environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, bad debt and doubtful accounts and income taxes, based on currently available information.  Actual amounts could differ from estimates.

(e)	Revenue recognition

The Company recognizes revenues upon shipment when the significant risks and rewards of ownership are transferred to the customer.  Title to products is typically transferred to the customers at the time of shipment, and payment is based on agreed prices and credit terms contained in sales invoices.  Customers have no contractual right of return.

(f)	Translation of foreign currencies

The majority of the Company’s sales are denominated in foreign currencies, principally U.S. dollars. Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period. Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates.  Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or the obligations are incurred.  Foreign exchange gains and losses are reflected in net earnings (loss) for the period.

(g)	Derivative financial instruments

The Company uses derivative financial instruments in the management of foreign currency, and price risk associated with its revenues, energy costs and long-term debt.  The Company also uses interest rate swaps to manage its net exposure to interest rate changes.  The Company’s policy is to use derivatives for managing existing financial exposures and not for trading or speculative purposes.  The Company accounts for its derivatives at fair value at each balance sheet date (note 2 (c)).  Prior to January 1, 2007, the Company used hedge accounting to account for the derivative financial instruments designated as hedging instruments, and the fair value method to account for derivative financial instruments not designated as hedging instruments.

The Company designates the hedge relationship and formally documents at its inception, the particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how effectiveness is assessed.  Risk management strategies and relationships are assessed on an on-going basis to ensure each derivative instrument is effective in accomplishing the objective of offsetting either changes in the fair value or cash flow attributable to the exposure being hedged both at inception and over the term of the hedging relationship.

Realized and unrealized gains or losses associated with hedging instruments are recognized in earnings in the same period the hedge item is recognized.  Realized and unrealized gains or losses when hedging instruments have ended or ceased to be effective prior to their maturity are deferred and recognized in earnings concurrently with the recognition of the item being hedged.

Foreign exchange exposure to foreign currency revenue and related receivables, primarily in U.S. currency, is managed through the use of foreign exchange forward contracts and options to sell foreign currencies.  Realized foreign exchange translation gains and losses from transactions formally designated as hedges are recognized concurrently with the hedged revenue in “Sales”.  The effective portion of changes in the fair value of derivatives that qualify and are designated as cash flow hedges are deferred and recorded as a component of AOCI until the underlying transaction is recorded in earnings.  When the hedged item affects earnings, the gain or loss is reclassified from AOCI to “Sales”.  Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”.

Price risk associated with the sale of products, primarily Northern Bleached Softwood Kraft ("NBSK") pulp and containerboard, is managed from time to time through the use of commodity swap agreements.  These contracts are not designated as hedging instruments for accounting purposes, and are reported at fair value in “Prepaids and other” or “Accounts payable and accrued liabilities” on the consolidated balance sheet.  Changes in fair value are recognized in “Sales”.

Price risk associated with the purchase of certain inputs, primarily oil and gas, is managed from time to time through the use of commodity swaps.  These instruments are not designated as hedges for accounting purposes and are reported at their fair value in “Prepaids and other” or “Accounts payable and accrued liabilities” on the consolidated balance sheet.  Changes in fair value are recognized in “Cost of sales”.

Foreign currency exposure on long-term debt denominated in U.S. currency is managed through the use of forward contracts and options to purchase U.S. dollars.  These instruments are not designated as hedging instruments for accounting purposes and are reported under “Other assets” or “Other long-term obligations” on the consolidated balance sheet at their fair value with changes in fair value recognized in “Foreign exchange gain (loss) on long-term debt”, offsetting the respective translation gains and losses on the underlying foreign currency long-term debt.

Exposure to interest rates on long-term debt is managed through the use of interest swaps.  These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based.  These instruments are designated as fair value hedging instruments.  The effective portion of changes in the fair value of the derivatives are netted in “long-term debt” and the ineffective portion is recognized in “Interest expense, net”.

Cash flows from derivative financial instruments that are designated as hedges and for which hedge accounting does not apply are classified in “Operations” on the consolidated statement of cash flows consistent with the hedged transaction.

(h)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than three months and are presented at cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

(i)	Inventories

Inventories other than supplies and work-in-progress which are valued at cost, are valued at the lower of average cost and net realizable value.

(j)	Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated amortization, including asset impairment charges.  Interest costs are capitalized for capital projects in excess of $10 million and having a minimum duration of six months.  Buildings, machinery and equipment are generally amortized on a straight-line basis at rates that reflect estimates of the economic lives of the assets. The rates for major classes of assets based on the estimated remaining economic lives are:

Buildings	2.5% − 5.0%
Paper machinery and equipment	5.0% – 10.0%
Pulp machinery and equipment	10.0% – 20.0%

During periods of major production interruption, an obsolescence amount of 10% of normal amortization is charged on manufacturing machinery and equipment.

No amortization is charged on capital projects during the period of construction. Start-up costs incurred in achieving normal operating capacity on major capital projects are deferred and amortized over a five-year period.

Leasehold improvements are normally amortized over the lesser of their expected average service life or the term of the lease.

When property, plant and equipment are sold by the Company, the historical cost less accumulated amortization is netted against the sale proceeds and the difference is included in “Other income (expense), net”.

(k)	Impairment of long-lived assets

Long-lived assets are tested for recoverability when events or changes in circumstances indicate their carrying value may not be recoverable. A long-lived asset is potentially not recoverable when its carrying value is greater than the sum of its undiscounted cash flows expected to result from its use and eventual disposition.  The impairment loss, if any, is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

(l)	Environmental costs

Environmental expenditures are expensed or capitalized depending upon their future economic benefit.  Expenditures that prevent future environmental contamination are capitalized as part of “Property, plant and equipment”, and amortization is subsequently charged to earnings over the estimated future benefit period of the assets.  Expenditures that relate to an existing condition caused by past operations are expensed.  Liabilities are recorded on an undiscounted basis when rehabilitation efforts are likely to occur and the costs can be reasonably estimated.

(m)	Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated with the retirement of an asset.  The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life.  The liability is accreted using a credit-adjusted risk-free interest rate.

The Company’s obligations for the proper removal and disposal of asbestos products in the Company’s mills meet the definition of a conditional asset retirement obligation.  That is, the Company is subject to regulations that are in place to ensure that asbestos fibres do not become friable, or loose.  The regulations require that friable asbestos be repaired or removed in accordance with the regulations.

The Company’s asbestos can generally be found on steam and condensate piping systems throughout its facilities, as well as in transite cladding on buildings and in building insulation.  As a result of the longevity of the Company’s mills, due in part to the Company’s maintenance procedures, and the fact that the Company does not have plans for major changes that would require the removal of asbestos, the timing of the removal of asbestos in the Company’s mills is indeterminate.  As a result, the Company is currently unable to estimate the fair value of its asbestos removal and disposal obligation.

(n)	Research and development

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for deferral.  Deferred development costs are amortized over the life of the commercial production.

(o)	Deferred financing costs

Deferred financing costs represent the issuance costs of the Company’s long-term debt.  These are netted against the carrying value of long-term debt (note 2 (c)) on the consolidated balance sheet and amortized using the effective interest rate method over the expected life of the related liability.  Prior to January 1, 2007, deferred financing costs were included in “Other assets” on the consolidated balance sheet and related amortization was included in “Interest expense, net” on a straight-line basis over the term of the debt.

(p)	Share issue costs

Direct costs of issuing shares, net of income tax recoveries thereon, are applied to reduce the value of consideration assigned to such shares.

(q)	Stock-based compensation and other stock-based payments

Stock options and restricted share units granted to the Company’s key officers, directors and employees are accounted for using the fair value-based method.  Under this method, compensation cost is measured at fair value at the date of grant, and is expensed over the award’s vesting period.  Any consideration paid by plan participants on the exercise of share options or the purchase of shares is credited to “Share capital” together with any related stock-based compensation expense.  Performance and time based share-based payments are amortized over their vesting periods based on management’s best estimate.

Deferred share units are accounted for using the quoted market value at each reporting period until settlement, and are amortized over their vesting periods.

(r)	Income taxes

Income taxes are accounted for using the asset and liability method. Future income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities) and non-capital loss carry-forwards and are measured using the enacted or substantively enacted tax rates and laws expected to apply when these differences reverse.  Future tax benefits, including non-capital loss carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment occurs.

(s)	Deferred credits

Deferred credits represent the excess of amounts assigned to future income tax assets for tax losses acquired in other than business combinations over the consideration paid.  Deferred credits are amortized to “Income tax recovery” in the consolidated statement of earnings during the period that the acquired tax asset is utilized.

(t)	Employee future benefits

Pensions and other employee future benefits

The estimated cost for pensions and other employee future benefits provided to employees by the Company is accrued using actuarial techniques and assumptions during the employees’ active years of service.  These plans include funded and unfunded defined benefit plans and defined contribution plans.  The net periodic benefit cost includes:

-	the cost of benefits provided in exchange for employees’ services rendered during the year;
-	the interest cost of benefit obligations;
-	the expected long-term return on plan assets based on the fair value for all asset classes;
-	gains or losses on settlements or curtailments;
-
the straight-line amortization of past service costs and plan amendments over the average remaining service period of the active employee group covered by the plans as of the date such costs are first recognized, unless there are no active employees or the period is less than five years, in which case such costs are amortized over five years, and

-
the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year over the average remaining service period of the active employee group covered by the plans, unless  there are no active employees or the period is less than five years, in which case such costs are amortized over five years.

The defined benefit plan obligations are determined in accordance with the projected benefit method prorated on services.

(u)	Earnings per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) for the period by the weighted average shares outstanding during the reporting period.  Diluted earnings (loss) per share is computed using the treasury stock method.  When the effect of options and other securities convertible into common shares is anti-dilutive, including when the Company has incurred a loss for the period, basic and diluted loss per share are the same.

(v)	Comparative figures

Certain comparative figures disclosed in the consolidated financial statements have been reclassified to conform with the presentation adopted for the current year.

3.	MEASUREMENT UNCERTAINTY – IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable.  The Company tests for impairment using a two-step methodology:

(i)	Testing for impairment is accomplished by determining whether the projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date, and

(ii)
If assets are determined to be impaired in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

Estimates of future cash flows and fair value require judgments, assumptions and estimates and may change over time.  Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known.  Long-lived assets represented approximately 78% of total assets as at December 31, 2007.  If future developments were to differ adversely from management’s best estimate of key assumptions and associated cash flows, the Company could potentially experience future material impairment charges.

In the fourth quarter of 2007, as a result of rapid strengthening of the Canadian dollar and the decline in North American consumption of newsprint, the Company conducted step (i) impairment tests on its paper and pulp assets. Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast prices, estimated useful life of the long-lived assets, production levels, production costs, market supply and demand, inflation, weighted average cost of capital, and capital spending.  The assumptions are derived from information generated internally, independent industry research firms, and other external published reports and forecasts.  The useful life of the Company’s assets was estimated at 20 years for paper assets and 5 to 10 years for pulp assets.  Product sales prices and foreign exchange assumptions for years 2008 to 2012 were based on forecasts prepared by Resource Information Systems Inc. ("RISI"), an independent external firm.  The foreign exchange assumption was CDN$1.00 = US$1.015 in 2008 declining to CDN$1.00 = US$0.8512 by 2012.  Product sales prices and foreign exchange rate assumptions for 2013 and subsequent years were estimated by management based on long-term trend pricing for product sales prices and a long term expected foreign exchange rate of CDN$1.00 = US$0.8800.  The Company concluded that an impairment charge for the pulp and paper assets was not required in 2007 as the estimated undiscounted future cash flows exceeded the carrying values.

As at December 31, 2007, the net book value of the indefinitely curtailed No. 4 paper machine in Port Alberni was $63 million.  The Company has not recorded an impairment for the indefinite curtailment.  The Company will monitor market and other conditions and assess whether they improve sufficiently to allow this machine to be placed back into production.  To the extent that conditions do not improve in a reasonable period of time and to the levels necessary to restart the machine, a write-down may have to be recorded in the future.

In 2006, the Company recorded an impairment loss of $23.4 million, of which $19.1 million related to the permanent closure of its Port Alberni No. 3 paper machine and ancillary assets, and $4.3 million related to assets that were previously idled and where the Company determined the assets would not be used again in the future. The estimated fair value of these assets was based on the present value of the estimated asset proceeds net of dismantling and selling costs.  The impairment loss was recorded in the Company’s amortization expense.

4.	VARIABLE INTEREST ENTITIES

The Company has a 50.0% interest in Powell River Energy Inc. (“PREI”).  The Company consolidates 100% of PREI in accordance with Accounting Guideline 15, “Consolidation of Variable Interest Entities”.  PREI consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric stations in British Columbia with installed capacity of 82 Megawatts.  The Company purchases 100% of the power generated by PREI.  Prior to January 1, 2005, PREI was accounted for using the proportionate consolidation method.

The Company has limited access to PREI’s assets, which generally takes the form of interest on loans, management fees and earnings distributions based on the Company’s interest in PREI.  In addition, creditors of PREI have recourse limited to the assets in PREI.  Condensed financial information with respect to PREI is as follows:

Years ended December 31,	2007	2006	2005
Condensed statement of earnings
Sales – affiliate[1]	$19.2	$19.6	$19.9
Cost of sales	5.1	5.3	5.9
Amortization	3.3	2.9	2.8
	8.4	8.2	8.7
Operating earnings	10.8	11.4	11.2
Interest expense	(8.2)	(8.1)	(8.4)
Interest expense – affiliate[1]	(3.1)	(3.1)	(3.5)
Other expense, net	(4.2)	(0.3)	–
Income tax recovery	4.9	3.0	1.9
Net earnings[2]	$0.2	$2.9	$1.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

At December 31,	2007	2006
Condensed balance sheets
Current assets	$3.8	$2.7
Property, plant and equipment	118.2	118.7
Other assets	–	0.6
	$122.0	$122.0

Current liabilities	17.9	11.9
Long-term debt	94.1	94.5
Long-term debt – affiliate[1]	21.5	21.5
Future income taxes	20.7	25.3
Shareholders’ deficit[2]	(32.2)	(31.2)
	$122.0	$122.0

[1]	Balances with Catalyst Paper Corporation.
[2]	50% is included in the Company’s non-controlling interest.

During 2007, the Company took over the management of the warehouse facility that houses a large portion of the Company’s paper products from a previously designated potential VIE.  As a result, this entity is no longer a potential VIE.  The Company has identified one other potential VIE, but has not been able to obtain the financial information necessary to evaluate whether the entity is a VIE, or if the entity is a VIE, whether the Company is the primary beneficiary.  The potential VIE is a private entity and, as such, is unwilling to share financial information with the Company.  The Company has entered into a building lease agreement with this potential VIE whereby it has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations.  As at December 31, 2007, the principal amount of the mortgage was $10.6 million (2006 – $11.9 million).  This agreement does not increase the Company’s liability beyond the obligation under the building lease.

5.	RESTRUCTURING AND CHANGE-OF-CONTROL COSTS

In 2007, the Company announced and implemented, in various phases during the year, a restructuring program which included reductions of approximately 565 positions across the Company, the relocation of the Corporate office, and the centralization of certain mill administrative functions.  This plan was substantially completed during the year and the Company incurred $58.3 million of restructuring costs, of which $3.0 million was capital related.  Restructuring expenses and provisions are primarily severance related and have been recorded in accordance with the Emerging Issues Committee Abstract No. 134, “Accounting for Severance and Termination Benefits”.

For the year ended December 31, 2007, the Company also expensed $8.3 million for change-of-control payments, pension benefits and stock compensation to the now former President and Chief Executive Officer, and the now former Vice-President, Finance and Chief Financial Officer, who exercised their rights under Amended and Restated Change of Control Agreements and resigned their positions.  These rights were triggered upon the acquisition by Third Avenue Management LLC of control or direction over 37.8% of the Company’s common shares in October, 2006.  In addition, the Company expensed $1.1 million in change-of-control costs related to employee retention agreements that required certain key employees to remain actively employed by the Company for one year following a change-of-control.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

The Company’s restructuring and change-of-control expenses and related provisions at December 31, 2007 are as provided in the following table.

Balance, beginning of year	$–
Expensed in year	64.7
Disbursements	(23.6)
Other non-cash items	(0.4)
Balance, end of year	$40.7
Classification:
Accounts payable and accrued liabilities (note 15)
- Restructuring and change-of-control	$20.0
- Accrued benefit obligation – pension plan (note 17)	1.2
Employee future benefits (note 17)	11.4
Other long-term obligations (note 18)	8.1
$40.7

At December 31, 2007, no significant expenses remain to be accrued or recorded under the initiatives noted above.  Any variances from current estimates will be recorded in subsequent periods.

6.	INTEREST EXPENSE, NET

The components of interest expense, net, for the years ended December 31 were as follows:

	2007	2006	2005
Interest on long-term debt	$71.7	$72.5	$76.8
Fixed-to-floating interest rate swaps	–	(1.2)	(3.9)
Amortization of deferred financing costs	–	2.9	3.0
Other	0.1	0.9	0.7
	71.8	75.1	76.6
Capitalized interest	(0.2)	–	–
Interest income	(0.9)	(1.3)	(0.9)
	$70.7	$73.8	$75.7

7.	OTHER INCOME (EXPENSE), NET

The components of other income (expense), net, for the years ended December 31 were as follows:

	2007	2006	2005
Gain (loss) on disposal of property, plant and equipment	$(13.6)	$1.1	$(1.6)
Financing expenses	(1.2)	–	–
Other	(0.5)	0.7	6.1
	$(15.3)	$1.8	$4.5

During the year ended December 31, 2007, the Company recognized $7.5 million loss on sale of the Company’s previously permanently closed Port Alberni No. 3 paper machine and ancillary assets.  This is included in “Gain (loss) on disposal of property, plant and equipment”.

Financing expenses for the year ended December 31, 2007 were in respect of the proposed $200 million private debt placement which the Company decided to withdraw due to adverse market conditions.

8.	INCOME TAXES

The components of income tax recovery for the years ended December 31 were as follows:

	2007	2006	2005
Current	$0.7	$2.1	$5.0
Future	(78.3)	(33.2)	(37.4)
Release of future taxes related to reduction in corporate income tax rates	(22.4)	(22.9)	(14.2)
	$(100.0)	$(54.0)	$(46.6)

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision for the years ended December 31 was as follows:

	2007		2006		2005
Income tax recovery at Canadian statutory income tax rates	$(44.7)	34.0%	$(23.3)	34.1%	$(24.9)	34.8%
Increase (decrease) in income taxes for:
Non-taxable income and expenses	(14.9)	11.3	0.8	(1.2)	(2.5)	3.5
Difference in foreign tax rate	(1.7)	1.3	(1.8)	2.6	(2.0)	2.8
Release of future income taxes related to reduction in corporate income tax rates	(22.4)	17.0	(22.9)	33.5	(14.2)	19.8
Change in the future income tax estimate	(14.4)	11.0	(4.5)	6.6	–	–
Adjustment to deferred credits	(2.3)	1.7	1.0	(1.4)	(5.0)	7.0
Large corporations tax	–	–	(0.3)	0.4	3.5	(4.9)
Other	0.4	(0.3)	(3.0)	4.4	(1.5)	2.1
Income tax recovery	$(100.0)	76.0%	$(54.0)	79.0%	$(46.6)	65.1%

The tax effects of temporary differences that give rise to significant future tax liabilities (assets) were as follows at December 31:

	2007	2006
Future income tax liabilities
Property, plant and equipment	$229.2	$396.1
Other	61.7	92.6
	290.9	488.7
Future income tax assets
Non-capital loss carry-forwards	(77.9)	(179.4)
Employee future benefits	(54.8)	(60.7)
Other	(11.8)	(10.5)
	(144.5)	(250.6)
Valuation allowance	4.1	5.8
	(140.4)	(244.8)
Net future income tax liability	$150.5	$243.9

9.	EARNINGS PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	2007	2006	2005
Net earnings (loss) reported	$(31.6)	$(15.9)	$(25.6)
Weighted average shares used in computation of basic earnings per share (in millions)	214.7	214.6	214.6
Weighted average shares from assumed conversion of dilutive options (in millions)	–	–	–
Weighted average shares used in computation of diluted earnings per share (in millions)	214.7	214.6	214.6
Basic and diluted earnings (loss) per share (in dollars)	$(0.15)	$(0.07)	$(0.12)

10.	ACCOUNTS RECEIVABLE

The components of accounts receivable at December 31 were as follows:

	2007	2006
Trade receivables	$197.0	$267.0
Less: Allowance for doubtful accounts	(2.8)	(3.1)
	194.2	263.9
Sales taxes receivable	8.3	4.4
Other	10.6	9.6
	$213.1	$277.9

11.	INVENTORIES

The components of inventories at December 31 were as follows:

	2007	2006
Finished goods
Specialty paper	$40.6	$44.1
Newsprint	10.3	26.8
Pulp	24.3	25.3
Total finished goods	75.2	96.2
Work-in-progress	1.5	1.4
Raw materials – wood chips, pulp logs and other	41.0	33.0
Operating and maintenance supplies and parts	118.0	114.4
	$235.7	$245.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

12.	PREPAIDS AND OTHER

The components of prepaids and other at December 31 were as follows:

	2007	2006
Derivative financial instruments	$32.0	$6.1
Property taxes, insurance and licences	3.7	4.7
Other	5.0	4.6
	$40.7	$15.4

13.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment at December 31 were as follows:

	2007
	Cost	Accumulated amortization	Net book value
Buildings and land
Specialty paper and newsprint	$472.2	$172.2	$300.0
Pulp	117.1	59.7	57.4
Machinery and equipment
Specialty paper and newsprint	2,562.9	1,281.2	1,281.7
Pulp	883.5	609.8	273.7
	$4,035.7	$2,122.9	$1,912.8

	2006
	Cost	Accumulated amortization	Net book value
Buildings and land
Specialty paper and newsprint	$471.4	$158.4	$313.0
Pulp	116.4	54.0	62.4
Machinery and equipment
Specialty paper and newsprint	2,518.9	1,181.4	1,337.5
Pulp	881.1	570.9	310.2
	$3,987.8	$1,964.7	$2,023.1

During 2007, interest of $0.2 million (2006 - $nil) was capitalized in connection with capital projects.

At December 31, 2007, a net carrying amount of $8.3 million (2006 – $4.6 million) included in machinery and equipment is held under capital leases, $10.4 million for cost (2006 – $6.3 million) and $2.1 million for accumulated amortization (2006 – $1.7 million).

14.	OTHER ASSETS

The components of other assets at December 31 were as follows:

	2007	2006
Accrued benefit asset – pension plan (note 17)	$16.6	$1.8
Deferred financing costs (note 2 (c))	–	14.9
Non-controlling interest (note 4)	16.1	15.6
Deferred charges and other	13.4	8.5
Derivative financial instruments	5.0	–
	$51.1	$40.8

15.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities at December 31 were as follows:

	2007	2006
Trade payables	$135.7	$150.8
Accrued payroll and related liabilities	74.9	85.1
Restructuring and change-of-control (note 5)	20.0	–
Accrued benefit obligation – pension plan (note 17)	5.5	4.5
Accrued benefit obligation – other employee future benefit plans (note 17)	6.7	6.3
Accrued interest	9.2	10.6
Other	16.2	34.2
	$268.2	$291.5

16.	LONG-TERM DEBT

The Company’s long-term debt at December 31 was as follows (note 2 (c)):

	2007	2006
Recourse
Senior notes, 8.625% due June 2011 (US$400.0 million)	$388.9	$468.7
Senior notes, 7.375% due March 2014 (US$250.0 million)	246.6	291.3
	635.5	760.0
Revolving operating facility of up to $350.0 million due July 2009	47.1	-
Capital lease obligations	8.6	5.0
	691.2	765.0
Non-recourse (PREI)
First mortgage bonds, 6.387% due July 2009	74.6	75.0
Subordinated promissory notes	19.5	19.5
Short-term loan payable	0.5	1.0
	94.6	95.5
Total debt	785.8	860.5
Less: Current portion	(1.2)	(1.8)
	$784.6	$858.7

Borrowings under the revolving operating facility (the “Facility”) bear interest at a rate based on Canadian dollar banker’s acceptance/prime or U.S. dollar LIBOR/base rates, plus a margin that varies with the Company’s credit rating.  The interest rates on borrowings under the Facility averaged 7.3% in 2007 (2006 – 7.3%).  A commitment fee at a percentage of the margin applies to the undrawn portion of the Facility.  Substantially all of the assets of the Company are pledged as security under the $350.0 million Facility.  Its availability is determined by a borrowing base which is calculated based on accounts receivable and inventory balances, and includes covenants to maintain the funded debt/capitalization ratio below 60%, secured debt/capitalization ratio below 30% and shareholders’ equity above $779.3 million as at December 31, 2007.  At December 31, 2007, as calculated under the Facility, the Company’s funded debt/capitalization ratio was 42% (December 31, 2006 – 44%), secured debt/capitalization ratio was 4% (December 31, 2006 – 2%) and shareholders’ equity was $988.6 million (December 31, 2006 – $1,005.8 million).  The borrowing base at December 31, 2007 was $309.0 million and after drawings of $47.5 million and outstanding letters of credit of $20.7 million, $240.8 million was available to the Company.  A springing interest coverage covenant is applicable in certain circumstances if the Company incurs secured debt other than under the Facility.  At December 31, 2007, no such debt has been incurred.

The indentures and agreements governing the Company’s senior notes and the Facility contain customary restrictive covenants, including restrictions on incurring additional indebtedness, certain payments including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates.  At December 31, 2007, the Company was in compliance with the covenants under both its Facility and senior notes.  The Company’s Fixed Charge Coverage Ratio (“FCC Ratio”) under the senior note indentures, calculated on a 12-month trailing average, was 0.8:1 at December 31, 2007 (December 31, 2006 – 3.0:1).  While the FCC Ratio is below 2.0:1, the Company is limited in the amount of additional debt it may incur to “permitted debt” under the senior notes.  Under the indenture for the 8.625% senior notes, “permitted debt” includes a) the Company’s existing 8.625% notes and 7.375% notes, b) a credit facility basket in an amount equal to the greater of (i) $725 million and (ii) the sum of 75% of the book value of the Company’s accounts receivable, 50% of the book value of the Company’s inventory and $290 million, against which in either case utilization under the Company’s $350 million Facility is applied, c) purchase money debt and capital lease obligations in an amount equal to 5.0% of the Company’s consolidated tangible assets, d) a $40 million general basket, and e) a $5 million basket for accommodation guarantees, trade or standby letters of credit, performance bonds, bankers’ acceptances and surety bonds.  The indenture for the 7.375% notes contains larger debt baskets, but while the 8.625% notes remain outstanding, the Company is bound by their more restrictive provisions.  Also, the Company’s restricted payments baskets under the 8.625% and 7.375% senior notes were negative $189.0 million and negative $164.0 million, respectively as at December 31, 2007, as a result of accumulated losses in recent years (December 31, 2006 – negative $72.5 million and negative $47.5 million, respectively).  Under the senior note covenants, the Company cannot pay dividends unless the balance in these baskets is positive.

Non-recourse debt is debt owed by PREI.  The Company has a 50% interest in PREI, and consolidates 100% of it as PREI is a VIE in which the Company is the primary beneficiary.

Scheduled total debt repayments

	Recourse debt	Non-recourse debt (PREI)
2008	$0.7	$0.5
2009	47.9	74.6
2010	0.7	–
2011	389.7	–
2012	0.8	–
Thereafter	251.4	19.5
	$691.2	$94.6

Fair value of total debt

The following estimated fair values of the Company’s total debt at December 31 have been determined based on management’s best estimate of the fair value to refinance debt with similar terms at the respective year-end dates:

	2007	2006
Recourse	$573.9	$750.1
Non-recourse (PREI)	96.5	96.5
	$670.4	$846.6

17.	EMPLOYEE FUTURE BENEFITS

Description of benefit plans

The Company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments.  Employees hired subsequent to January 1, 1994, enroll in the defined contribution segment.

The defined benefit segment provides a pension based on years of service and earnings. For the defined contribution segment, the Company’s contributions are based on a percentage of an employee’s earnings with the Company’s funding obligations being satisfied upon crediting contributions to an employee’s account.

The Company also maintains pension benefits for former hourly employees that are not covered by union pension plans.

The Company provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to eligible retired employees and their dependents.  Assumed health care trend rates have a significant effect on the amounts reported for the post-retirement medical plans.

Total cash payments

Total cash payments for employee future benefits for the year ending December 31, 2007, consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans and cash contributed to its defined contribution plans, was $36.2 million (2006 – $33.9 million).

Unionized employees of the Company are members of multi-employer industry-wide pension plans to which the Company contributes a predetermined amount per hour worked by an employee.  The pension expense for these plans is equal to the Company’s contribution of $17.2 million in 2007 (2006 – $18.0 million; 2005 – $18.3 million).

Defined benefit plan

The Company measures the fair value of plan assets and the accrued benefit obligations for accounting purposes as at December 31 of each year.  The most recent actuarial valuation of the majority of pension plans for funding purposes was as of December 31, 2006, and the next required valuation will be as of December 31, 2009.

Change in accrued defined benefit plan obligation

The following table represents the change in the accrued benefit obligation as determined by independent actuaries:

	Pension benefit plans		Other benefit plans
	2007	2006	2007	2006
Accrued benefit obligations at beginning of year	$376.5	$364.9	$227.6	$216.8
Service cost for the year	5.3	6.9	5.1	5.6
Interest cost	18.2	17.8	11.4	10.9
Employee contributions	0.4	0.4	–	–
Benefit payments	(29.8)	(27.7)	(6.4)	(6.1)
Recognition of restructuring program (note 5)	12.6	–	–	–
Actuarial loss (gain) and other adjustments	(7.4)	14.2	(18.3)	0.4
Accrued benefit obligations balance at end of year	$375.8	$376.5	$219.4	$227.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

Change in fair value of defined benefit plan assets

The following table represents the change in the fair value of assets of the defined benefit plans:

	Pension benefit plans		Other benefit plans
	2007	2006	2007	2006
Fair value of defined benefit plan assets at beginning of year	$283.5	$250.8	$–	$0.2
Actual return on plan assets	(1.1)	37.7	–	–
Employee contributions	0.4	0.4	–	–
Company contributions	24.4	22.3	6.4	6.1
Other	(1.0)	–	–	–
Benefit payments	(29.8)	(27.7)	(6.4)	(6.3)
Fair value of defined benefit plan assets at end of year	$276.4	$283.5	$–	$–

The asset allocation for the Company’s defined benefit pension plans, by asset category, was as follows:

Plan assets at December 31,	2007	2006
Equity securities	60.5%	59.4%
Fixed income securities	39.5%	40.6%
Total	100.0%	100.0%

Reconciliation of the funded status of the benefit plans to the amounts in the consolidated balance sheets

The following table presents the difference between the fair value of the defined benefit pension assets and the actuarially determined accrued benefit obligations as at December 31, 2007 and 2006.  This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.

The table also reconciles the amount of the surplus or deficit (funded status) to the accrued benefit obligation in the consolidated balance sheets.  This difference between the funded status and the obligation recognized in the consolidated balance sheets, in accordance with Canadian GAAP, represents the portion of the surplus or deficit not yet recognized for accounting purposes.  Deferred recognition is a key element of the Canadian GAAP pension accounting.  This approach allows for a gradual recognition of changes in accrued benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.

As at December 31, 2007, there was a total funding deficit of $99.4 million (2006 – $93.0 million) in the Company’s various defined benefit pension plans.  Of this amount, $38.3 million (2006 – $39.9 million) related to funded defined benefit pension plans and $61.1 million (2006 – $53.1 million) to “pay-as-you-go” unfunded defined benefit pension plans.  In addition, the Company has other “pay-as-you-go” post-retirement benefit plans, consisting of group health care and life insurance, which had a deficit of $219.4 million at December 31, 2007 (2006 – $227.6 million).

	Pension benefit plans		Other benefit plans
	2007	2006	2007	2006
Accrued benefit obligation at end of year	$375.8	$376.5	$219.4	$227.6
Fair value of plan assets at end of year	276.4	283.5	–	–
Funded status-deficit	(99.4)	(93.0)	(219.4)	(227.6)
Unrecognized past service costs	–	0.1	(1.7)	(1.9)
Unrecognized actuarial losses	68.2	59.8	45.0	66.4
Accrued benefit obligation recognized in the consolidated balance sheets	$(31.2)	$(33.1)	$(176.1)	$(163.1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

Classification of accrued obligations

The accrued benefit obligation is included in the Company’s balance sheet as follows:

	Pension benefit plans		Other benefit plans
	2007	2006	2007	2006
Other assets	$16.6	$1.8	$–	$–
Accounts payable and accrued liabilities	(5.5)	(4.5)	(6.7)	(6.3)
Employee future benefits	(42.3)	(30.4)	(169.4)	(156.8)
	$(31.2)	$(33.1)	$(176.1)	$(163.1)

Components of net periodic benefit cost recognized in the year

Pension benefit plans	2007	2006	2005
Defined benefit costs
Service cost for the year	$5.3	$6.9	$5.4
Interest cost	18.2	17.8	19.4
Actual return on assets	1.1	(37.7)	(21.4)
Actuarial (gain)/loss	(9.0)	14.2	31.2
Settlement loss	0.5	–	–
Recognition of restructuring program (note 5)	12.6	–	–
Difference between actual and expected return	(20.7)	20.3	4.6
Difference between actual and recognized actuarial (gain)/loss and other	11.6	(7.7)	(28.5)
Difference between actual and recognized prior service costs	–	–	0.1
Amortization of transitional balance	–	–	0.1
	19.6	13.8	10.9
Defined contribution cost
Service cost for the year	5.3	5.5	5.1
Net periodic benefit cost for pension benefit plans	$24.9	$19.3	$16.0

Other benefit plans	2007	2006	2005
Defined benefit costs
Service cost for the year	$5.1	$5.6	$4.2
Interest cost	11.4	10.9	10.7
Actuarial (gain)/loss	(18.3)	0.4	28.9
Difference between actual and recognized actuarial (gain)/loss and other	21.5	3.0	(27.1)
Difference between actual and recognized prior service costs	(0.2)	(0.2)	(0.2)
Net periodic benefit cost for other benefit plans	$19.5	$19.7	$16.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

Significant assumptions

Actuarial assumptions used in accounting for the Company-maintained benefit plans were:

	2007	2006
Benefit obligations at December 31,
Discount rate	5.25%	5.00%
Rate of compensation increase	2.50%	3.00%
Net benefit cost for year ended December 31,
Discount rate	5.00%	5.00%
Rate of compensation increase	3.00%	3.00%
Expected rate of return on plan assets	7.00%	7.00%
Assumed health care cost trend rate at December 31,
Extended health benefits
Initial health care cost trend rate	8.00%	9.00%
Annual rate of decline in trend rate	0.50%	1.00%
Ultimate health care cost trend rate	4.50%	5.00%
Dental benefits
Dental care cost trend rate	4.00%	4.50%
Medical services plan benefits
Premium trend rate	2.00%	2.00%

Sensitivity analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.  A 1% change in assumed health care cost rates would have the following effects for 2007:

	Other benefit plans
	Increase	Decrease
Total of service and interest cost	$3.5	$(2.8)
Accrued benefit obligation at December 31	$39.7	$(31.0)

18.	OTHER LONG-TERM OBLIGATIONS

The components of other long-term obligations were as follows at December 31:

	2007	2006
Restructuring and change-of-control liabilities (note 5)	$8.1	$–
Forward foreign currency contracts hedging long-term debt	5.4	4.2
Environmental and remedial	9.2	10.0
Other	4.2	9.1
	$26.9	$23.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

19.	DEFERRED CREDITS

Continuity of deferred credits for the years ended December 31 was as follows:

	2007	2006
Beginning of year	$25.5	$24.3
Net price adjustment related to acquired tax losses	–	1.4
Adjustment related to utilization of acquired tax losses	(2.3)	1.0
Adjustment resulting from reduction in corporate income tax rates	(1.5)	(1.2)
End of year	$21.7	$25.5

In prior years, the Company acquired from wholly owned subsidiaries of Fletcher Challenge Limited, a major shareholder up to July 28, 2000, companies with available tax losses.  The purchase price of these companies is subject to adjustment under certain conditions.  In 2007, there were no adjustments to the purchase price (2006 – net $1.4 million reduction).

20.	SHARE CAPITAL

(a)	Authorized

The Company is authorized to issue 100,000,000 preferred shares and an unlimited number of common shares.

(b)	Issued and outstanding

	2007		2006
	Shares	$	Shares	$
Issued and outstanding:
Common shares	214,684,129	913.9	214,604,120	913.6

21.	STOCK-BASED COMPENSATION PLANS

(a)	Details of stock-based compensation expense:

	2007	2006	2005
Stock option awards	$2.4	$2.0	$2.5
Restricted share units	0.8	–	–
Deferred share units	0.2	0.9	0.6
	$3.4	$2.9	$3.1

(b)	Stock option plans

The Company has an employee share option plan (the “Plan”) for its key officers, directors and employees. The Plan provides for the issuance of up to a maximum of 12.0 million common shares.

Options granted prior to July 31, 2007  have a term of ten years.  These options are exercisable as to one-third on and after the first anniversary date, as to two-thirds on and after the second anniversary date and as to all on and after the third anniversary date, unless, for all options other than those granted on March 28, 2007, the market price of the common shares exceeds a specified acceleration price, in which case all of the options are exercisable at that date.  Market price is determined by the weighted average price per share for all sales of the shares on the Toronto Stock Exchange (“TSX”) during the five consecutive trading days preceding the date on which a determination of Market Price is required under the Plan.

During the third quarter of 2007, the Company granted 1,804,624 stock options to its key executives that are time and performance based.  These options vest on December 31, 2009 subject to certain conditions being met.  50% of the total number of stock options will vest if the executive remains employed with the Company for a three year period, subject to a minimum return on capital employed benchmark.  The remaining 50% of the options will vest subject to the achievement of a relative return on capital employed compared to that of an industry peer group.  These options have a term of seven years.

The Company applies the fair value-based method for recording share options granted to directors, officers and employees.  Under the fair value method, compensation cost is measured at fair value at the date of grant, and is expensed over the award’s vesting period.  Compensation expense related to these noted options has been based on management’s best estimate of the outcome of the performance conditions in accordance with CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based payments.”

The fair value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2007	2006	2005
Risk-free interest rate	4.5%	4.0%	3.7%
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	30.5%	30.6%	30.3%
Expected option life (in years)	7.0	4.0	4.0
Average fair value of options granted (in dollars)	$1.25	$1.02	$1.11

The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the stock option.  The Company estimated the annual dividends per share, expected stock price volatility and expected option life based upon historical experience.  Forfeitures were recognized as they occurred.

Changes in the number of options outstanding during the years ended December 31, were as follows:

	2007		2006		2005
	Number of options	Weighted average exercise price (in dollars)	Number of options	Weighted average exercise price (in dollars)	Number of options	Weighted average exercise price (in dollars)
Beginning of year	8,171,000	$4.35	8,409,500	$5.00	5,951,333	$5.62
Granted	1,984,624	3.20	1,836,000	3.37	2,886,000	3.58
Exercised	(80,009)	3.31	–	–	–	–
Expired or cancelled	(6,111,591)	4.58	(2,074,500)	6.08	(427,833)	4.14
End of year	3,964,024	3.43	8,171,000	4.35	8,409,500	5.00

The following table summarizes information about stock options outstanding and exercisable at December 31, 2007:

	Options Outstanding			Options Exercisable
Range of exercise prices	Number of options	Weighted average remaining option life (years)	Weighted average range of exercise price (in dollars)	Number of options	Weighted average range of exercise price (in dollars)	Accelerated price (in dollars)
$3.06 - $3.29	2,115,524	6.8	$3.09	155,566	$3.22	$4.62
$3.31 - $3.62	1,212,250	7.6	3.49	600,833	3.52	5.06
$4.39 - $4.57	636,250	7.0	4.44	456,250	4.39	6.30
	3,964,024	7.1	$3.43	1,212,649	$3.81	$5.47

(c)	Restricted share units

During 2007, the Company established a Restricted Share Unit Plan for its directors and key executives.  Under the terms of this plan, senior executives are eligible to incentive remuneration paid to them in the form of restricted share units (“RSUs”).  Each RSU, once vested, entitles the holder to receive one  common share of the Company.  The fair value of RSUs is based on the market value of the Company’s shares on the day of the grant.

During 2007, the Company granted 485,000 RSUs to its directors and 1,201,307 RSUs to its key executives.  RSUs granted to directors vest three years following the grant date.  RSUs granted to key executives are time and performance based and vest on December 31, 2009 subject to certain conditions being met.  50% of the total number of RSUs will vest if the executive remains employed with the Company until December 31, 2009, subject to a minimum return on capital employed benchmark.  The remaining 50% will vest subject to the achievement of a relative return of capital employed compared to that of an industry peer group.  Compensation expense related to these RSUs is based on management’s best estimate of the outcome of the performance conditions in accordance with CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments.”

Changes in the number of outstanding RSUs during the year ended December 31, 2007 were as follows:

	Number of shares	Weighted average fair value at grant date (in dollars)
Beginning of year	–	$–
Granted	1,686,307	3.20
Expired or cancelled	–	–
End of year	1,686,307	$3.20

(d)	Deferred share unit plan

The Company has established a deferred share unit (“DSU”) plan for its directors.  Under the terms of this plan, directors may elect to receive their annual cash remuneration in DSUs, cash or a combination thereof.  Each DSU initially has a value equivalent to the Company’s weighted average share price on the TSX, during the ten consecutive trading days prior to the issuance date of the DSU.  A director’s DSU account is credited with dividend equivalents in the form of additional DSUs when dividends are paid on common shares.  A director may elect the date of redemption by filing an irrevocable written election with the Company no later than December 15 of the calendar year commencing immediately after the director’s termination date.  The value shall be paid by the Company as a lump sum in cash, equal to the fair value of the notional underlying common shares plus accrued dividend equivalents at that date, after deduction of applicable taxes and other source deductions required to be withheld.  Liabilities related to this plan are recorded in “Accounts payable and accrued liabilities”.  As at December 31, 2007, 365,188 DSUs were outstanding under this plan (2006 – 448,533 DSUs) and approximately $0.6 million was payable (2006 – $1.5 million).

22.	FINANCIAL INSTRUMENTS

Derivative financial instruments

The Company uses derivative financial instruments to reduce its exposure to foreign currency and price risk associated with its revenues, energy costs and long-term debt.  The Company also uses interest rate swaps to manage its net exposure to interest rate changes.

Derivative financial instruments are accounted for in accordance with CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, and where applicable, Section 3865, “Hedges.”  Under these standards, all derivatives are recorded on the balance sheet at fair value (see note 2 (c)).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

(a)	Revenue risk management instruments

Foreign exchange exposure to foreign currency revenue and related receivables, primarily in U.S. currency, is managed through the use of foreign exchange forward contracts and options to sell foreign currencies.

The effective portion of changes in the fair value of derivatives that qualify and are designated as cash flow hedges are deferred and recorded as a component of AOCI until the underlying transaction is recorded in earnings.  When the hedged item affects earnings, the gain or loss is reclassified from AOCI to “Sales”.  Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”.  At December 31, 2007, instruments having a notional principal of US$404 million are designated as hedging instruments.  At period-end exchange rates, the net amount the Company would receive to settle the above contracts and options is $32.9 million (December 31, 2006 – negative $3.8 million).

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased US$ put		Sold US$ call		Forward contracts
Term	US$Millions	Average rate US$ / C$	US$Millions	Average Rate US$ / C$	US$Millions	Average Rate US$ / C$
As at December 31, 2007
0 to 12 months	$496	0.9688	$106	0.9190	$47	1.0001
13 to 24 months	38	1.0355	–	–	–	–
	$534	0.9733	$106	0.9190	$47	1.0001
As at December 31, 2006
0 to 12 months	$485	0.9031	$205	0.8606	$109	0.8727
13 to 24 months	34	0.8982	32	0.8898	–	–
	$519	0.9028	$237	0.8644	$109	0.8727

At December 31, 2007, commodity swap agreements to fix the sales price of NBSK pulp and containerboard within the next 12 months are outstanding for 23,500 metric tonnes and 1,750 short tons, respectively.  These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value, which was negative $1.0 million (December 31, 2006 – negative $0.3 million) at the end of the current year.

(b)	Cost risk management instruments

Natural gas contracts and options outstanding were as follows:

AECO or Sumas
	Sold options		Purchased options		Fixed swap contracts
Term	Gigajoules ("GJ") (millions)	Average rate C$/GJ	GJ (millions)	Average rate C$/GJ	GJ (millions)	Average rate C$/GJ
As at December 31, 2007	0.6	$6.07	1.0	$7.98	–	$–
As at December 31, 2006	–	$–	0.4	$7.91	1.0	$8.33

Oil contracts and options outstanding were as follows:

WTI NYMEX
	Sold options		Purchased options		Fixed swap contracts
Term	Barrels (“bbls” - 000s)	Average rate US$/bbl	bbls (000s)	Average rate US$/bbl	bbls (000s)	Average rate US$/bbl
As at December 31, 2007	–	$–	–	$–	–	$–
As at December 31, 2006	–	$–	–	$–	30	$31.55

The above instruments are not designated as hedging instruments for accounting purposes.  At period-end contract rates, the net amount the Company would pay to settle these commodity contracts is $0.2 million (December 31, 2006 – $0.6 million).

(c)	Long-term debt risk management instruments

The Company is party to forward foreign currency contracts or options to acquire U.S. dollars totalling US$228 million (December 31, 2006 – US$23 million) over a seven-year period at rates averaging US$/C$0.9359.  These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other long-term obligations” on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in “Foreign exchange gain (loss) on long-term debt”.  At period-end exchange rates, the net amount the Company would pay to settle these contracts is $5.4 million (December 31, 2006 – $4.0 million).

(d)	Interest rate swaps

The Company has entered into fixed-to-floating interest rate swaps on US$80 million, under which it will receive a fixed rate of 7.375%, and pay a floating rate of U.S. six-month LIBOR plus 2.0%.  The swaps mature March 1, 2014, although US$10 million are cancellable at the counterparties’ option between March 1, 2009 and March 1, 2014 for premiums which mirror the call premiums on the 7.375% senior notes.  These instruments are designated as fair value hedging instruments.  The effective portion of changes in the fair value of the derivatives are netted in “Long-term debt” and the ineffective portion is recognized in “Interest expense, net”.  At period-end swap rates, the net amount the Company would receive to settle these contracts is $4.1 million (December 31, 2006 – $1.2 million).

(e)	Credit risk

The Company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing, commercial printing and paper manufacturing businesses.  The Company manages its credit risk principally through credit policies, which include the analysis of the financial position of its customers and the regular review of their credit limits.  The Company also subscribes to credit insurance for a majority of its receivables, periodically purchases accounts receivable puts on certain customers, and obtains bank letters of credit for some export market customers.

The Company is exposed to credit risk with counterparties to the Company’s derivative financial instruments.  The credit risk arises from the potential for a counterparty to default on its contractual obligations, and is limited to those contracts where the Company would incur a loss in replacing the defaulted transaction.  The Company manages this risk by diversifying through counterparties that are of strong credit quality, normally major financial institutions.

(f)	Fair value of financial instruments

The carrying values of the Company’s other financial instruments, namely cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.

23.	RELATED PARTY TRANSACTIONS

Related parties include Third Avenue Management LLC, which has control or direction over a significant number of the Company’s common shares.  The Company has not undertaken any transactions with TAM during the year ended December 31, 2007.

Related parties also included Norske Skogindustrier ASA (“Norske Skog”), together with its subsidiaries and affiliates, up to February 16, 2006 when Norske Skog disposed of its 29.4% interest in the Company and Norske Skog North America LLC (“NSNALLC”), which was a joint venture between Norske Skog and the Company until the shareholders of NSNALLC announced the dissolution of its U.S. marketing joint venture effective October 1, 2005.  After the dissolution, the Company returned to marketing its specialty papers directly to North American customers.

Transactions or balances with these related parties not otherwise disclosed in these financial statements were as follows:

	2007	2006	2005
Norske Skog
Selling, general and administrative	$–	$0.2	$0.1
Accounts receivable	–	–	2.7
Norske Skog North America LLC
Commission expenses	–	–	4.4
Net loss	–	–	0.1
Investment (US$0.5 million)	–	–	0.8

The Company previously entered into agency and distribution agreements with affiliates of Norske Skog to effect all sales of the Company’s newsprint and specialty papers in certain international markets.  The agency agreement was terminated in April, 2006.  Product sales to these affiliates were $13.6 million for 2006 and $118.1 million for 2005.  Neither of these entities were affiliates in 2007.  Transactions that took place under the distribution agreement were in accordance with normal third-party trade practices.

In prior years, the Company acquired from wholly-owned subsidiaries of Fletcher Challenge Limited, now subsidiaries of Norske Skog, companies with tax losses.  The purchase price of these companies is subject to adjustment under certain conditions.  At December 31, 2007, there was no outstanding balance with respect to such adjustments (2006 – $nil; 2005 – $2.7 million).  During 2006, the Company collected $4.3 million in respect of the adjustments.  The $4.3 million was comprised of the $2.7 million accounts receivable at December 31, 2005 and a further adjustment and interest totalling $1.6 million.

The Company undertakes certain transactions with companies affiliated with its directors.  These transactions are in the normal course of business and are on the same terms as those accorded to third parties.  During 2007, the Company paid aggregate fees of approximately $8.7 million (2006 – $0.4 million; 2005 – $nil) primarily for obligations under a building lease, for services related to trucking chips and sawdust, and for other consulting services to companies affiliated with directors of the Company.  In addition, the Company paid $0.7 million (2006 – $3.9 million; 2005 – $1.8 million) primarily for chemicals used in the manufacturing process to a company affiliated with a former officer and director of the Company.

The Company has advanced interest-free loans to its officers.  As at December 31, 2007, the balance outstanding was $0.1 million (2006 – $0.1 million).  These loans were issued prior to the enactment of the United States Sarbanes–Oxley Act of 2002, which prohibits such loans effective July 30, 2002.  The Company has made no loans to any of its directors or officers since that date.

24.	COMMITMENTS

(a)	The Company has entered into operating leases for property, plant and equipment. The minimum future payments under various operating leases in each of the years ended December 31 are as follows:

2008	$10.1
2009	9.0
2010	8.0
2011	7.5
2012	5.6
Subsequent years	32.0
$72.2

The total lease expense amounted to $12.3 million in 2007 (2006 – $13.0 million; 2005 – $13.8 million).

(b)
The Company has entered into a six-year take-or-pay contract for the purchase of recycled paper used in the production of its paper products.  The agreement, effective May 1, 2006, provides for minimum purchase quantities of recycled paper and prices are based on market rates at the beginning of each month.  Total purchases in 2007 amounted to $2.1 million (2006 – $0.9 million).  At current market rates, the Company is expected to pay approximately $2.2 million per year for the duration of the contract.

25.	GUARANTEES AND INDEMNITIES

The Company has, over time, provided various indemnities with respect to tax, environment, and employment liabilities, as well as general representations and warranties on sales of portions of its business, acquisitions, and commodity contracts.  Significant existing indemnities are as follows:

(a)
The Company sold a portion of its operations in June 2001.  In this regard, the Company provided a 10-year environmental indemnity with a maximum liability to the Company of $12.5 million.  This liability has subsequently been reduced by expenditures related to certain decommissioning projects.  The Company provided a tax indemnity, which continues while the relevant tax years of the indemnified parties remain open to audit.  The Company also provided a general indemnity, capped at $5 million, which expired in 2004.  The purchaser of the operations has advised the Company that, based on the terms of the purchase and sale agreement, it believes it may be entitled to indemnification under the general indemnity in connection with certain labour matters.  The Company is unable to estimate any potential liability under these indemnities as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.  As such, no liability has been recorded for these potential obligations.

(b)
In connection with the acquisition of the paper recycling business in December 2003, the Company has provided indemnities with respect to representations and warranties related to general corporate matters and to the shares that have been issued to the vendors.  Liability under these indemnities expires in November 2008, except that the indemnity related to title to the shares does not expire.  The Company does not expect any significant claims with respect to these indemnities.  The Company has also provided indemnities with respect to general environmental matters under its lease of the land and buildings.  The Company has agreed to indemnify the landlord for all costs, claims and damages related to any release by the Company of any hazardous substances on the property or the breach by the Company of its environmental covenants under the lease or any environmental laws.  This indemnity is indefinite and survives after the lease is terminated.  The Company is not liable for pre-existing environmental conditions.

(c)
The Company has entered a building lease agreement whereby it has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations.  As at December 31, 2007, the value of the mortgage was $10.6 million (2006 – $11.9 million).  This agreement does not increase the Company’s liability beyond the obligation under the building lease.

26.	CONTINGENT LIABILITIES

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others.  While the final outcome with respect to actions outstanding or pending as at December 31, 2007, cannot be predicted with certainty, the Company believes an adequate provision has been made, or the resolution will not have a material effect on the Company’s consolidated financial position, earnings or cash flows.

27.	ACCOUNTING POLICY DEVELOPMENTS

The new recommendations of the CICA Handbook Section 3031, “Inventories” provides significantly more guidance on the measurement of inventory and requires enhanced disclosures.  This standard is effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2008.  The transitional rules for this standard require retrospective application at the beginning of the fiscal year.  While the Company is currently assessing the impact of these new recommendations on its consolidated financial statements, it does not expect the recommendations to have material impact on its earnings or cash flows.

The new recommendations of the CICA Handbook Section 1535, “Capital Disclosures” establishes guidelines for the disclosure of information related to an entity’s objectives, policies and processes for managing capital, quantitative data on what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.  This standard is effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007.  The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position, earnings or cash flows.

The CICA has released two new Handbook sections related to financial instruments: Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation”.  These standards enhance existing disclosures in previously issued Section 3861, “Financial Instruments – Disclosures and Presentation”.  The new recommendations under Section 3862, “Financial Instruments – Disclosures” require additional disclosures, relative to those currently, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. This standard is effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007.  The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position, earnings or cash flows.

28.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED
ACCOUNTING PRINCIPLES

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP.  The following are the significant differences in accounting principles as they pertain to the consolidated earnings and consolidated balance sheets:

Net earnings adjustments

The following table provides a reconciliation of the net earnings (loss) for the years ended December 31 from Canadian GAAP to U.S. GAAP:

	2007	2006	2005
Net earnings (loss) as reported under Canadian GAAP	$(31.6)	$(15.9)	$(25.6)
U.S. dollar revenue hedges (a)	–	(9.4)	(32.4)
U.S. dollar long-term debt hedges (b)	–	(0.7)	(1.5)
Fixed to floating interest swaps (c)	–	(0.8)	(3.4)
Commodity swaps (d)	–	–	(0.3)
Income tax impact of above items and effect of rate change	(4.9)	1.1	12.8
Net earnings (loss) in accordance with U.S. GAAP	(36.5)	(25.7)	(50.4)
Other comprehensive income:
Other comprehensive income in accordance with Canadian GAAP (e)	14.3	–	–
Reclass of amortization of employee future benefits included in pension cost, net of future income taxes of $5.1 million	13.9	–	–
Employee future benefits liability adjustment, net of future income taxes of $2.2 million	(5.8)	–	–
Minimum pension liability adjustment, net of future income taxes of $nil (2006 – $3.6 million; 2005 – $7.0 million) (e)	–	7.9	(14.0)
Reclassification of effective portion of U.S. dollar hedges on de-designation, net of future income taxes of $nil (2006 – $5.2 million) (a)	–	(11.3)	–
Effective portion of U.S. dollar revenue hedges, net of future income taxes of $nil (2006 – $2.8 million; 2005 – $2.4 million) (a)	–	6.1	4.5
Comprehensive income (loss) in accordance with U.S. GAAP	$(14.1)	$(23.0)	$(59.9)
Basic and diluted net earnings (loss) per share in accordance with U.S. GAAP (in dollars)	(0.17)	(0.12)	(0.23)
Basic and diluted weighted average number of shares in accordance with U.S. GAAP (in millions)	214.7	214.6	214.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

The following table presents the consolidated statements of earnings under Canadian and U.S. GAAP:

	Years ended December 31,
	2007		2006		2005
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Sales	$1,714.6	$1,714.6	$1,882.5	$1,873.2	$1,823.9	$1,791.5
Operating expenses
Cost of sales	1,574.6	1,574.6	1,609.3	1,609.3	1,604.3	1,604.6
Selling, general and administrative	48.3	48.3	62.2	62.2	57.7	57.7
Restructuring and change-of-control	64.7	64.7	–	–	6.7	6.7
Amortization	176.4	176.4	207.1	207.1	180.3	180.3
	1,864.0	1,864.0	1,878.6	1,878.6	1,849.0	1,849.3
Operating earnings (loss)	(149.4)	(149.4)	3.9	(5.4)	(25.1)	(57.8)
Interest expense, net	(70.7)	(70.7)	(73.8)	(74.6)	(75.7)	(76.0)
Foreign exchange gain (loss) on long-term debt	103.9	103.9	(0.3)	(1.0)	24.7	20.1
Other income (expense), net	(15.3)	(15.3)	1.8	1.8	4.5	4.5
Earnings (loss) before income taxes and non-controlling interest	(131.5)	(131.5)	(68.4)	(79.2)	(71.6)	(109.2)
Income tax recovery	(100.0)	(95.1)	(54.0)	(55.0)	(46.6)	(59.4)
Net earnings (loss) before non-controlling interest	(31.5)	(36.4)	(14.4)	(24.2)	(25.0)	(49.8)
Non-controlling interest	(0.1)	(0.1)	(1.5)	(1.5)	(0.6)	(0.6)
Net earnings (loss)	$(31.6)	$(36.5)	$(15.9)	$(25.7)	$(25.6)	$(50.4)
Other comprehensive income	14.3	22.4	–	2.7	–	(9.5)
Comprehensive income (loss)	$(17.3)	$(14.1)	$(15.9)	$(23.0)	$(25.6)	$(59.9)
Basic and diluted earnings (loss) per share (in dollars)	$(0.15)	$(0.17)	$(0.07)	$(0.12)	$(0.12)	$(0.23)
Weighted average common shares outstanding (in millions)	214.7	214.7	214.6	214.6	214.6	214.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

Balance sheet adjustments

The following table provides a reconciliation of the consolidated balance sheet components at December 31 from Canadian GAAP to U.S. GAAP:

	2007	2006
Prepaids and other – Canadian GAAP	$40.7	$15.4
U.S. dollar revenue hedges	–	(6.1)
Fixed-to-floating interest swaps	–	1.2
Prepaids and other – U.S. GAAP	$40.7	$10.5
Other assets – Canadian GAAP	$51.1	$40.8
Employee future benefits	(17.1)	(1.5)
Deferred financing costs	14.4	–
Other assets – U.S. GAAP	$48.4	$39.3
Accounts payable and accrued liabilities – Canadian GAAP	$268.2	$291.5
U.S. dollar revenue hedges	–	0.7
Employee future benefits	–	(0.1)
Accounts payable and accrued liabilities – U.S. GAAP	$268.2	$292.1
Long-term debt – Canadian GAAP	$784.6	$858.7
Fixed-to-floating interest swaps	–	0.6
Interest on long-term debt	1.6	–
Deferred financing costs (g)	14.4	–
Long-term debt – U.S. GAAP	$800.6	$859.3
Employee future benefits – Canadian GAAP	$211.7	$187.2
Employee future benefits	95.1	121.9
Employee future benefits – U.S. GAAP	$306.8	$309.1
Other long-term obligations – Canadian GAAP	$26.9	$23.3
U.S. dollar long-term debt hedges	–	(0.2)
Other long-term obligations – U.S. GAAP	$26.9	$23.1
Future income taxes – Canadian GAAP	$150.5	$243.9
Interest on long-term debt	(0.5)	–
Tax effect of employee future benefits adjustment	(37.6)	(40.6)
Tax effect of effective portion of U.S. dollar revenue hedges	–	(2.1)
Tax effect of other adjustments	7.3	2.6
Future income taxes – U.S. GAAP	$119.7	$203.8
Shareholders’ equity – Canadian GAAP	$988.6	$1,005.8
U.S. dollar revenue hedges	–	(6.8)
U.S. dollar long-term debt hedges	–	0.2
Fixed-to-floating interest swaps	–	0.6
Interest on long-term debt	(1.6)	–
Employee future benefits	(112.2)	(123.3)
Tax effect of employee future benefits adjustment	37.6	40.6
Tax effect of effective portion of U.S. dollar revenue hedges	–	2.1
Tax effect on interest on long-term debt	0.5	–
Tax effect of other adjustments	(7.3)	(2.6)
Shareholders’ equity – U.S. GAAP	$905.6	$916.6

The following table provides a reconciliation of accumulated other comprehensive income at December 31 from Canadian GAAP to U.S. GAAP:

	2007	2006
Accumulated other comprehensive income – Canadian GAAP	$13.6	$–
U.S. dollar revenue hedges	–	(0.7)
Employee future benefits – adoption of FAS 158	(74.6)	(49.0)
Employee future benefits – minimum pension liability	–	(33.7)
Accumulated other comprehensive income (loss) – U.S. GAAP	$(61.0)	$(83.4)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

The following table presents the consolidated balance sheets under Canadian and U.S. GAAP:

	As at December 31,
	2007		2006
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets
Current assets
Cash and cash equivalents	$–	$–	$35.5	$35.5
Accounts receivable	213.1	213.1	277.9	277.9
Inventories	235.7	235.7	245.0	245.0
Prepaids and other	40.7	40.7	15.4	10.5
	489.5	489.5	573.8	568.9
Property, plant and equipment	1,912.8	1,912.8	2,023.1	2,023.1
Other assets	51.1	48.4	40.8	39.3
	$2,453.4	$2,450.7	$2,637.7	$2,631.3
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$268.2	$268.2	$291.5	$292.1
Current portion of long-term debt	1.2	1.2	1.8	1.8
	269.4	269.4	293.3	293.9
Long-term debt	784.6	800.6	858.7	859.3
Employee future benefits	211.7	306.8	187.2	309.1
Other long-term obligations	26.9	26.9	23.3	23.1
Future income taxes	150.5	119.7	243.9	203.8
Deferred credits	21.7	21.7	25.5	25.5
	1,464.8	1,545.1	1,631.9	1,714.7
Shareholders’ equity
Share capital	913.9	913.9	913.6	913.6
Contributed surplus	12.1	12.1	9.3	9.3
Retained earnings	49.0	40.6	82.9	77.1
Accumulated other comprehensive income (loss)	13.6	(61.0)	–	(83.4)
	988.6	905.6	1,005.8	916.6
	$2,453.4	$2,450.7	$2,637.7	$2,631.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in millions of dollars, except where otherwise stated)

(a)	U.S. dollar revenue hedges

Effective January 1, 2007, the Company adopted the new Canadian accounting standards that require entities to record its derivatives at fair value. Changes in the fair value of designated contracts, during the period of designation, are recorded in other comprehensive income, net of tax, until the hedged item is recognized.  Changes in the fair value of undesignated contracts are recognized in income.  Prior to January 1, 2007, under Canadian GAAP, translation gains and losses on foreign currency options and forward contracts to sell foreign currencies that were designated as hedges were recognized concurrently with the hedged revenue in “Sales”. The new Canadian standards have eliminated this difference.

Prior to April 1, 2005, the Company did not designate its revenue contracts as hedges for U.S. GAAP purposes.  Effective April 1, 2005, the Company designated certain of its existing revenue contracts as hedges in accordance with criteria under U.S. GAAP and has, prospectively, accounted for them as hedges under U.S. GAAP.

(b)	U.S. dollar long-term debt hedges

Under Canadian GAAP, prior to January 1, 2004, the Company designated foreign currency contracts related to its U.S. dollar debt as hedges.  The forward premium or discount on forward foreign currency contracts used to hedge the U.S. dollar long-term debt was amortized to interest expense over the term of the forward contract.  Effective January 1, 2004, foreign currency contracts related to U.S. dollar debt are not designated as hedges.  Under U.S. GAAP, the Company does not account for such contracts as hedges of long-term debt and recognizes the foreign currency contracts on a fair value basis at each reporting period.  The adoption of new Canadian standards on January 1, 2007 eliminated this difference.

(c)	Fixed to floating interest swaps

Effective January 1, 2007, the Company adopted the new Canadian accounting standards that recognize the unrealized gains and losses on interest rate swap contracts in the financial statements.  The ineffectiveness of the hedge is quantified, and the ineffective portion of the changes in fair value is recorded in interest expense. Prior to January 1, 2007, unrealized gains and losses on interest rate swap contracts designated as hedges were not recognized in the financial statements under Canadian GAAP.  The adoption of new Canadian standards eliminated this difference.  During 2003, the Company terminated prior to their maturity, certain interest rate swap contracts for cash proceeds of $15.9 million.  Under Canadian GAAP, the net gain is deferred and is being amortized as a reduction of interest expense based on the U.S. swap curve at the time of termination.  Under U.S. GAAP, there is no deferred amount as the fluctuations in the fair value and interest payments are recognized in earnings as they arise.

(d)	Commodity swaps

Under Canadian GAAP, prior to January 1, 2004, the Company accounted for commodity swaps as hedges.  Effective January 1, 2004, commodity swaps are not designated as hedges and are recognized at their fair value at each reporting date with changes in fair value in the year included in consolidated net income (loss).  Under U.S. GAAP, the Company does not designate commodity swaps as hedges.

(e)	Employee future benefits

Effective December 31, 2006, the Company adopted Financial Accounting Standards No. 158 ("FAS 158"), “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans”.  This statement requires the recognition of the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in the balance sheet and changes in that funded status in the year in which the changes occur through comprehensive income. This new standard replaced the U.S. GAAP requirement to recognize an additional minimum pension liability in cases where the accumulated benefit obligation exceeded the market value of plan assets. The portion of this additional liability that related to unrecognized prior service cost was recognized as an intangible asset while the remainder was charged to comprehensive income (loss).  There is no change in the calculation of the pension and other employee future benefits expense.  Canadian GAAP has no such requirement.

(f)	Comprehensive income

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”, requires that a company classify items of other comprehensive income in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet.  The concept of comprehensive income exists under Canadian GAAP, but applies to fiscal years beginning on or after October 1, 2006 and applies to the Company in its 2007 fiscal year.

(g)	Debt issue costs

Effective January 1, 2007, on adoption of the new Canadian accounting standards, the Company netted its debt issue costs against the carrying value of debt.  Under U.S. GAAP, debt issue costs are reported in the balance sheet as deferred charges.

(h)	Future income taxes

Income taxes for the year ended December 31, 2007 include a release of future income taxes of $22.4 million related to the reduction in future federal corporate income tax rates and a release of $14.0 million related to tax uncertainties resolved with the conclusion of an examination by the Canada Revenue Agency.

On January 1, 2007, the Company adopted FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes”.  FIN 48 clarifies the accounting for uncertainty in income taxes and uses a more-likely-than-not threshold to determine recognition in the financial statements of an uncertain tax position.  The more-likely-than-not threshold means that a benefit related to an uncertain tax position is recognized only when it is more-likely-than-not that the position will be sustained based on its technical merits and where there is a greater than 50 per cent likelihood that the position would be sustained if challenged by a tax authority.  The tax position is measured as the largest amount of benefit that is greater than 50 per cent likely of being realized upon settlement.  The unresolved uncertain tax positions must be reassessed at each balance sheet date based on these thresholds.  FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure.  FIN 48 is effective for fiscal years beginning after December 31, 2006.

The Company did not record any unrecognized tax benefits as a result of applying this interpretation.

A tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of 2007 is as follows:

Unrecognized tax benefits, beginning of year	$36.7
Increases – tax positions taken in prior periods	–
Decreases – tax positions taken in prior periods	(2.5)
Current period tax positions	–
Settlements	(14.0)
Lapse of statute of limitations	–
Decrease resulting from tax rate reduction	(3.3)
Unrecognized tax benefits, end of year	$16.9

The above balance, if recognized, would affect the Company’s effective tax rate.  Total amount of interests and penalties related to the above amount is $nil.

In the normal course of business, the Company and its subsidiaries are subject to audits by the Canadian federal and provincial taxing authorities, by the U.S. federal and various state taxing authorities and by the taxing authorities in various foreign jurisdictions.  All tax years up to and including August 31, 2001 have been audited by the Canadian federal taxing authorities.  The Canadian federal  taxing authorities are presently auditing the December 31, 2001 and the December 31, 2002 taxation years of the Canadian entities.  The Company is not currently under audit by the U.S. Internal Revenue Service, by any U.S. state taxing authority or by any foreign taxing authority.  The U.S. federal statute of limitations for pre-2003 tax years expired on September 15, 2006.

(i)	Shareholders’ equity

Accumulated other comprehensive income is recorded as a separate component of shareholders’ equity under U.S. GAAP.  The concept of accumulated other comprehensive income exists under Canadian GAAP, but applies to fiscal years beginning on or after October 1, 2006 and applies to the Company in its 2007 fiscal year.

(j)	Consolidated cash flows

Under U.S. GAAP, the consolidated cash flows would not be significantly different from the presentation under Canadian GAAP, except that U.S. GAAP does not allow sub-totals within cash flows provided by operations.

Cash flows associated with hedging instruments are classified in “Operations” on the consolidated statement of cash flows, consistent with the hedged transaction.

(k)	Future changes in accounting policy

Fair value measurement

FASB has issued a new standard which clarifies the definition of “fair value” applicable under all United States accounting standards, with some limited exceptions.  The standard establishes a single definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements.  The objective of the standard is to increase consistency, reliability and comparability in fair value measurements, and to enhance disclosures to help users of financial statements assess the effects of the fair value measurements used in financial reporting.  The framework provides a hierarchy for reliably determining fair value based on the definition in the standard.  This standard is effective November 1, 2008.

Business combinations

FASB has issued new guidance on accounting for business combinations on how entities should approach financial planning and reporting around business combinations.  This will require entities to be more transparent in demonstrating the values of assets and liabilities.  This standard is effective for fiscal years beginning after December 15, 2008.

29.	SUBSEQUENT EVENT

On February 11, 2008, the Company announced that it has entered into a definitive agreement with a subsidiary of AbitibiBowater to acquire its Snowflake Arizona recycled newsprint mill for cash consideration of US$161 million.  The purchase price excludes trade receivables of approximately US$19 million that are being retained by AbitibiBowater.  The acquisition will be financed through a combination of the Company’s revolving credit facilities and a proposed $125 million rights offering.

CONSOLIDATED STATEMENTS OF EARNINGS

(Audited and in millions of dollars)

	Years ended December 31,
	2007	2006	2005	2004	2003	2002	2001
Sales	$1,714.6	$1,882.5	$1,823.9	$1,878.2	$1,820.5	$1,704.0	$1,561.1
Operating expenses
Cost of sales	1,574.6	1,609.3	1,604.3	1,674.9	1,687.5	1,582.1	1,286.6
Selling, general and administrative	48.3	62.2	57.7	50.5	54.7	65.3	63.6
Restructuring and change-of-control	64.7	–	6.7	–	–	–	–
Amortization	176.4	207.1	180.3	184.1	189.9	178.5	131.2
	1,864.0	1,878.6	1,849.0	1,909.5	1,932.1	1,825.9	1,481.4
Operating earnings (loss)	(149.4)	3.9	(25.1)	(31.3)	(111.6)	(121.9)	79.7
Interest expense, net	(70.7)	(73.8)	(75.7)	(74.9)	(75.0)	(76.2)	0.9
Foreign exchange gain (loss) on long-term debt	103.9	(0.3)	24.7	53.5	58.2	12.3	(17.1)
Write-down of property, plant andequipment	–	–	–	–	(14.2)	–	–
Loss on repayment of long-term debt	–	–	–	(5.2)		–	–
Other income (expense), net	(15.3)	1.8	4.5	1.2	(3.9)	(13.3)	(40.2)
Earnings (loss) before income taxes and non-controlling interest	(131.5)	(68.4)	(71.6)	(56.7)	(146.5)	(199.1)	23.3
Income tax recovery	(100.0)	(54.0)	(46.6)	(28.1)	(62.0)	(75.8)	(21.2)
Net earnings (loss) before non-controlling interest	(31.5)	(14.4)	(25.0)	(28.6)	(84.5)	(123.3)	44.5
Non-controlling interest	(0.1)	(1.5)	(0.6)	–	–	–	–
Net earnings (loss)	$(31.6)	$(15.9)	$(25.6)	$(28.6)	$(84.5)	$(123.3)	$44.5
Other comprehensive income[1]	14.3	–	–	–	–	–	–
Comprehensive income (loss)[1]	$(17.3)	$(15.9)	$(25.6)	$(28.6)	$(84.5)	$(123.3)	$44.5

[1]
Effective January 1, 2007, the Company adopted the new CICA Section 3855, “Financial Instruments – Recognition and Measurement”, Section 1530, “Comprehensive Income”, Section 3865, “Hedges”, Section 3861, “Financial Instruments – Disclosure and Presentations” and Section 3251, “Equity”.  These standards introduce new requirements for recognition, measurement and disclosure of financial instruments, when and how hedge accounting may be applied, establishes the concept of comprehensive income and rules for operating it, and establishes rules for the presentation of equity and changes in equity.  Prior period financial statements are not revised for the adoption of these new standards.

CONSOLIDATED BALANCE SHEETS

(Audited and in millions of dollars)

	As at December 31,
	2007	2006	2005	2004	2003	2002	2001
Assets Current assets
Cash and cash equivalents	$–	$35.5	$–	$26.0	$–	$–	$104.8
Marketable securities	–	–	–	–	–	–	34.4
Accounts receivable	213.1	277.9	246.7	236.8	238.2	279.1	309.2
Inventories	235.7	245.0	245.7	258.1	235.9	242.7	230.5
Prepaids and other	40.7	15.4	24.1	24.6	21.9	9.2	4.1
	489.5	573.8	516.5	545.5	496.0	531.0	683.0
Property, plant and equipment	1,912.8	2,023.1	2,139.3	2,172.9	2,290.2	2,326.6	2,416.4
Other assets	51.1	40.8	40.1	27.5	30.2	39.5	60.4
	$2,453.4	$2,637.7	$2,695.9	$2,745.9	$2,816.4	$2,897.1	$3,159.8
Liabilities Current liabilities
Accounts payable and accrued liabilities	$268.2	$291.5	$278.6	$284.8	$266.6	$303.0	$303.5
Current portion of long-term debt	1.2	1.8	0.8	0.7	0.7	0.7	10.7
	269.4	293.3	279.4	285.5	267.3	303.7	314.2
Long-term debt	784.6	858.7	866.5	828.4	850.9	891.6	1,163.9
Employee future benefits	211.7	187.2	171.6	165.2	183.5	163.7	133.6
Other long-term obligations	26.9	23.3	33.5	63.6	61.2	7.9	11.1
Future income taxes/deferred credits	172.2	269.4	325.2	360.4	384.3	405.5	500.5
	1,464.8	1,631.9	1,676.2	1,703.1	1,747.2	1,772.4	2,123.3
Shareholders’ equity
Share capital	913.9	913.6	913.6	913.6	913.6	884.6	673.1
Contributed surplus	12.1	9.3	7.3	4.8	–	–	–
Retained earnings	49.0	82.9	98.8	124.4	155.6	240.1	363.4
Accumulated other comprehensive income[1]	13.6	–	–	–	–	–	–
	988.6	1,005.8	1,019.7	1,042.8	1,069.2	1,124.7	1,036.5
	$2,453.4	$2,637.7	$2,695.9	$2,745.9	$2,816.4	$2,897.1	$3,159.8

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Audited and in millions of dollars)

	Years ended December 31,
	2007	2006	2005	2004	2003	2002	2001
Cash provided (used) by:
Operations
Net earnings (loss)	$(31.6)	$(15.9)	$(25.6)	$(28.6)	$(84.5)	$(123.3)	$44.5
Items not requiring (providing) cash
Amortization	176.4	183.7	180.3	184.1	189.9	178.5	131.2
Impairment or write-down on property, plant and equipment	–	23.4	–	–	14.2	–	–
Loss (gain) on disposal of property, plant and equipment	13.6	(1.1)	1.6	1.1	0.7	(0.3)	30.2
Future income taxes	(100.7)	(56.1)	(51.6)	(31.3)	(67.9)	(91.5)	(7.7)
Foreign exchange loss (gain) on long-term debt	(103.9)	0.3	(24.7)	(53.5)	(58.2)	(12.3)	17.1
Employee future benefits, excess of expense over funding	6.7	6.4	(0.2)	5.2	19.8	13.9	4.9
Increase (decrease) in other long-term obligations	7.5	0.9	(7.4)	(11.4)	(14.0)	(11.6)	–
Non-controlling interest	0.1	1.5	0.6	–	–	–	–
Other	(20.9)	(6.3)	(0.8)	(6.4)	(11.6)	8.5	14.8
	(52.8)	136.8	72.2	59.2	(11.6)	(38.1)	235.0
Changes in non-cash working capital	50.1	(9.6)	(11.5)	(24.4)	22.4	25.8	31.2
Cash flows provided (used) by operations	(2.7)	127.2	60.7	34.8	10.8	(12.3)	266.2
Investing
Acquisition of paper recycling business	–	–	–	–	(32.1)	–	–
Acquisition of Pacifica Papers Inc.	–	–	–	–	–	–	(74.1)
Additions to property, plant and equipment	(85.8)	(93.2)	(95.2)	(68.0)	(81.4)	(82.2)	(92.7)
Proceeds from sale of marketable securities	–	–	–	–	–	39.2	–
Proceeds from sale of property, plant and equipment	6.5	3.5	3.5	0.5	0.4	1.5	0.7
Proceeds from sale of Mackenzie pulp operation	–	–	–	–	–	–	103.8
Proceeds from termination of interest rate swaps	–	–	–	–	15.9	3.4	–
Purchase price adjustment	–	4.3	–	26.6	–	–	–
Decrease (increase) in other assets	(4.4)	(0.4)	(1.3)	(0.9)	1.1	(4.4)	1.6
Cash flows used by investing activities	(83.7)	(85.8)	(93.0)	(41.8)	(96.1)	(42.5)	(60.7)
Financing
Special distribution	–	–	–	–	–	–	(1,490.3)
Dividends paid	–	–	–	–	–	–	(37.2)
Increase (decrease) in revolving loan and loan payable	47.0	(5.5)	6.4	(12.5)	(105.7)	119.1	–
Issue of long-term debt	–	–	–	333.1	212.7	–	768.7
Repayment of long-term debt	–	–	–	(266.1)	–	(386.7)	(240.9)
Premium and expenses on repayment of long-term debt	–	–	–	(15.0)	–	–	–
Increase (decrease) in other long-term debt	3.6	(0.4)	(0.2)	(0.3)	(0.3)	6.1	–
Issue of common shares, net of share issue costs	0.3	–	–	–	(0.1)	208.1	–
Increase (decrease) in other long-term obligations	–	–	–	–	(15.7)	3.4	–
Deferred financing costs	–	–	0.1	(6.2)	(5.6)	–	(30.7)
Cash flows provided (used) by financing activities	50.9	(5.9)	6.3	33.0	85.3	(50.0)	(1,030.4)
Cash and cash equivalents, increase (decrease) in the year	(35.5)	35.5	(26.0)	26.0	–	(104.8)	(824.9)
Cash and cash equivalents, beginning of year	35.5	–	26.0	–	–	104.8	929.7
Cash and cash equivalents, end of year	$–	$35.5	$–	$26.0	$–	$–	$104.8

OTHER FINANCIAL AND OPERATIONAL INFORMATION
(In millions of dollars, except where otherwise stated)

	Years ended December 31,
	2007	2006	2005	2004	2003	2002	2001
Selected financial information
EBITDA[1,10]	$27.0	$211.0	$155.2	$152.8	$78.3	$56.6	$210.9
EBITDA margin[2]	1.6%	11.2%	8.5%	8.1%	4.3%	3.3%	13.5%
Weighted average common shares outstanding (in millions)	214.7	214.6	214.6	214.6	206.6	193.4	141.1
Basic and diluted earnings (loss) per share (in dollars)	$(0.15)	$(0.07)	$(0.12)	$(0.13)	$(0.41)	$(0.64)	$0.32
Working capital[3]	$221.3	$282.3	$237.9	$260.7	$229.4	$228.0	$379.5
Current assets to current liabilities[3]	1.83	1.97	1.85	1.92	1.86	1.75	2.25
Total debt to total capitalization[4,5]	44%	46%	46%	44%	44%	44%	53%
Net debt to net capitalization[6,7]	44%	45%	46%	43%	44%	44%	51%
Common shares outstanding at end of year (in millions)	214.7	214.6	214.6	214.6	214.6	205.9	174.8
Book value per share (in dollars)	$4.60	$4.69	$4.75	$4.86	$4.98	$5.46	$5.93
Average spot rate (US$/CDN$)[9]	0.930	0.882	0.825	0.768	0.714	0.637	0.646
Share prices
High	$4.31	$3.60	$4.26	$4.95	$6.06	$7.70	$11.89
Low	1.19	2.40	2.40	3.30	2.93	4.65	5.30
Close	1.57	3.55	3.07	3.77	4.17	5.45	6.80
Benchmark prices[8]
SC-A paper, 35 lb. (US$ per ton)	$753	$788	$769	$713	$675	$669	$807
LWC paper, No. 5, 40 lb. (US$ per ton)	786	836	847	726	688	678	803
Telephone directory paper, 22.1 lb. (US$ per ton)	740	721	675	650	654	695	730
Newsprint 48.8 gsm, average West Coast delivery (US$ per tonne)	579	649	600	544	493	456	578
NBSK pulp, Northern Europe delivery (US$ per tonne)	800	681	611	618	525	458	531
White-top linerboard, 42 lb., Eastern U.S. delivery (US$ per ton)	697	673	608	591	547	570	594
Sales (000 tonnes)
Specialty paper	1,055	990	943	994	967	848	472
Newsprint	496	699	707	755	769	750	604
Pulp	603	626	603	528	539	493	669

[1]	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section in Management’s Discussion and Analysis.
[2]	EBITDA margin is defined as EBITDA as a percentage of sales.
[3]	Working capital and current assets to current liabilities, for these purposes, exclude current portion of long-term debt.
[4]	Total debt comprises long-term debt, including current portion.
[5]	Total capitalization comprises total debt and shareholders’ equity.
[6]	Net debt comprises total debt less cash on hand.
[7]	Net capitalization comprises net debt and shareholders’ equity.
8	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.
[9]	Benchmark selling prices are sourced from RISI.
[10]	For EBITDA before specific items, refer to the “Non-GAAP Measures” section in Management’s Discussion and Analysis.